August 10, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten Larry Spirgel Kathryn Jacobson Robert Littlepage

Re:	Samsara Inc. Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted June 23, 2021 CIK No. 0001642896

Ladies and Gentlemen:

On behalf of our client, Samsara Inc. (“Samsara” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 6, 2021, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 4”). For the Staff’s reference, we are providing to the Staff a clean copy of Amendment No. 4 and a copy marked to show all changes from the version confidentially submitted on June 23, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on June 23, 2021), all page references herein refer to the corresponding page of Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1

Quarterly Reconciliation of Adjusted Free Cash Flow to Net Cash Used in Operating Activities, page 92

1.

We note your response to prior comment 10 and your quarterly reconciliation of Adjusted Free Cash Flow. Please revise the caption for the GAAP measure to which “Adjusted Free Cash Flow” is reconciled to “Net cash used in operating activities.”

In response to the Staff’s comment, the Company has revised the caption on page 92 of Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Common Stock Valuations, page 97

2.	Please expand your disclosure to reflect your response to prior comment 15, including the following:

•	how you considered and weighted the market and income approaches to determine the enterprise value, commencing with your August 2020 valuation;

•	how you weighted the PWERM and secondary transaction (Series F preferred stock financing transaction) during each of the November 2020 and February 2021 valuation dates;

•

your assumptions were regarding the risk adjusted discount rate, non-marketability discount, estimated time to a liquidity event, and weighting of probability scenarios underlying the PWERM during each of the valuations as of August 2020 and November 2020; and

•	your assumptions subsequent to the grant dates following the February 1, 2021 valuation date.

In response to the Staff’s comment, the Company has revised the disclosure on page 97-99 of the Registration Statement.

Securities and Exchange Commission

August 10, 2021

3.

Per your response to prior comment 16, the tender offer was given “meaningful weight in determining the valuation of the Company’s common stock.” That said, it is unclear why you weighted the August 2020 tender offer of $11.0609 expected per share price at only 33%, considering that it was priced the same as the Extension Series F Preferred Stock Agreement (page F-18) which occurred earlier in May 2020. It appears that it would be more appropriate to prioritize such price, which is an observable input to the fair value of the stock based on orderly transactions, over model-based estimates of fair value. Refer to the guidance in FASB ASC 820-10-35-16A and 16AA in assessing the relevance of secondary market transactions to the fair value of the RSUs.

In response to the Staff’s comment, the Company wishes to provide the Staff with additional details regarding the circumstances behind the September 2020 tender offer and its determination of the 33.3% weighting that was placed on the transaction in connection with its August 2020 409A valuation of common stock.

In applying FASB ASC 820-10-35-16A and 16AA, the primary factor the Company evaluated to determine the appropriate weight to place on the September 2020 tender offer in connection with its August 2020 409A valuation was whether the September 2020 tender offer represented an “orderly transaction… between market participants at the measurement date…”. To inform the Company’s evaluation, the Company further considered the guidance outlined in section 8 of the AICPA Accounting & Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Guide”). Specifically, the Company noted the following (emphasis added):

8.03e.i—“In some cases, an investor may purchase common stock directly from common stockholders in the company, either as a stand-alone transaction or in connection with a preferred stock transaction. For example, in some transactions of this type, the company or its current investors may be unwilling to issue as much stock as a new investor would like. Thus, the new investor may approach the holders of the common stock to see if they would be willing to sell. Frequently, these transactions involve the purchase of the common stock at the same price as the preferred stock. These situations require careful analysis of the negotiation dynamics to understand the investor motivations and the implications for the fair value of the common stock.

…

(4) Other factors to consider when evaluating these transactions are whether the transaction is a one-time event or repeated and whether it is open to only a few common stockholders (for example, the founders or senior executives only) or is a broader tender offer. If the transaction is part of a repeatable exit market for the employees, it generally provides a strong indication of fair value.”

8.07—“When evaluating secondary market transactions and their relevance for estimating fair value of the equity securities within an enterprise, the task force recommends considering the following framework, which is consistent with guidance in FASB ASC 820:

If there is a transaction for an identical security on the measurement date and

•	if the transaction takes place in an active market, then the task force believes the transaction price would represent the fair value of the security.

•

if the evidence indicates that the transaction is orderly, then the task force believes that transaction price should be taken into account. The amount of weight placed on that transaction price when compared with other indications of fair value will depend on the facts and circumstances, including the volume of the transaction.

•	if the evidence indicates that the transaction is not orderly, then the task force believes little, if any, weight should be placed on that transaction price.

•

if the company does not have sufficient information to conclude whether a transaction is orderly, then the task force believes it should take into account the transaction price (that is, give it some weight in the analysis.)”

8.09—“FASB ASC 820-10-35-54J states

[a]	reporting entity shall consider all of the following when measuring fair value or estimating market risk premiums:

a.	If the evidence indicates the transaction is not orderly, a reporting entity shall place little, if any, weight (compared with other indications of fair value) on that transaction price.

Securities and Exchange Commission

August 10, 2021

b.

If the evidence indicates that a transaction is orderly, a reporting entity shall take into account that transaction price. The amount of weight placed on that transaction price when compared with other indications of fair value will depend on the facts and circumstances, such as the following:

i.	The volume of the transaction

ii.	The comparability of the transaction to the asset or liability being measured

iii.	The proximity of the transaction to the measurement date.

c.

If a reporting entity does not have sufficient information to conclude whether a transaction is orderly, it shall take into account the transaction price. However, that transaction price may not represent fair value (that is, the transaction price is not necessarily the sole or primary basis for measuring fair value or estimating market risk premiums). When a reporting entity does not have sufficient information to conclude whether particular transactions are orderly, the reporting entity shall place less weight on those transactions when compared with other transactions that are known to be orderly.”

The Company respectfully advises the Staff that in evaluating the considerations outlined in the referenced guidance, the Company determined that certain characteristics of the September 2020 tender offer appeared not orderly and other characteristics appeared orderly, as summarized below:

Indicators that the transaction was not orderly include the following:

1. The transaction was limited to a small group of investors, some of whom were existing investors of the Company at the time of the purchase, and a subset of equity holders for which the eligibility criteria was determined by the Company based on tenure and employment status. Additionally, the amount of shares that each eligible holder was permitted to sell was determined by the Company and limited to up to 15% of their vested holdings. The secondary transaction was also expected to be a non-recurring transaction.

2. The purchase price was not determined based on direct negotiations between the buyers and sellers but instead was determined based on discussions between the Company and the buyers. The sellers (i.e., eligible equity holders determined by the Company) did not have any direct input on the purchase price and were all employees or former employees of the Company. Therefore, a compensatory element was present in the transaction.

3. The purchase price for the common shares was identical to the price of the Extension Series F Preferred shares which were issued approximately 4 months prior; however, the shares of preferred stock would generally have a higher value than shares of common stock due to the superior rights and obligations of the preferred stock. The Company further notes that there could be scenarios as outlined in section 8.03 of the AICPA Guide in which “Transactions in which an investor purchases common stock at a price that is near or equal to the preferred stock price may indicate that market participants think an initial public offering (IPO) is likely.” However, at the time of the tender offer, the Company was not actively pursuing an IPO, had just begun to contemplate an IPO with a 30% probability as reflected in the Company’s August 2020 409A valuation, and determined that any such event would take place in excess of 12 months from the tender offer date. The investors who participated in the tender offer transactions would have been aware of this information and therefore knew that an IPO was not considered probable any time in the near future with significant uncertainty with respect to the eventual outcome.

4. The buyers in the tender offer were interested in increasing the size of their investments in the Company beyond what the Company was willing to sell in the Extension Series F Preferred financing and the Company was not contemplating any additional financings at the time of the tender offer, and therefore there were no other opportunities for the buyers to increase their positions in the Company except through the tender offer.

Indicators that the transaction was orderly include the following:

1. The transaction was of a meaningful volume of shares, representing approximately 2% of the Company’s total common stock outstanding at the date of the transaction, for a total purchase price of $61.5 million.

2. The buyers in the transaction consisted of both new investors and existing investors who had participated in the Extension Series F Preferred financing and performed due diligence in connection with their purchase of the Extension Series F Preferred shares and therefore had reasonable knowledge of the relevant facts concerning the Company’s operations and financial condition.

Securities and Exchange Commission

August 10, 2021

In addition to the considerations above, the Company also considered ASC 718-10-15-4 and ASC 718-20-35-7, which state (emphasis added):

“Share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Topic unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and that entity makes a share-based payment to its employee in exchange for services rendered. An example of a situation in which such a transfer is not compensation is a transfer to settle an obligation of the economic interest holder to the employee that is unrelated to employment by the entity.”

“The amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Any excess of the repurchase price over the fair value of the instruments repurchased shall be recognized as additional compensation cost. An entity that repurchases an award for which the requisite service has not been rendered has, in effect, modified the requisite service period to the period for which service already has been rendered, and thus the amount of compensation cost measured at the grant date but not yet recognized shall be recognized at the repurchase date.”

The Company also considered the following guidance in AICPA Accounting Interpretation AIN-APB1 (the “AICPA Interpretation”), which provides the following examples of when payments from a shareholder to an employee might not be related to compensation:

“The relationship between the shareholder and the company’s employee is one that would normally result in generosity (e.g., an immediate family relationship).”

“The shareholder has an obligation to the employee, which is completely unrelated to the latter’s employment (e.g., the stockholder transfers shares to the employee because of personal business relationships in the past, unrelated to the present employment situation).”

“The company clearly does not benefit from the transaction (e.g., the stockholder transfers shares to a low-level employee with whom he or she has had a close relationship over a number of years).”

The AICPA Interpretation indicates that transactions between economic interest holders and a company’s employees may need to be accounted for by the company as compensation because (1) if a shareholder’s intention is to enhance or maintain the value of his/her investment, the company is implicitly benefiting and (2) the benefits to an economic interest holder and to the company are generally impossible to separate. The Basis for Conclusions in FASB Statement No. 123(R) further states the following in B109 and B110 (emphasis added):

“The Board agreed that the scope of Statement 123’s requirements for such transfers should be expanded to encompass transfers from any shareholder. However, the Board saw no reason to limit the provision to transfers by shareholders. Holders of other forms of economic interests in an entity, such as holders of convertible debt or other creditors, might see the likelihood of sufficient indirect benefit to themselves to justify compensating one or more of the employees of a reporting entity by transferring to those employees share-based payment of that entity.

The Board intends the provision in paragraph 11 of this Statement to be applied by analyzing transactions in which a related party or a holder of an economic interest in the reporting entity transfers (or offers to transfer) share-based payment of the entity to an employee of the entity to determine whether the entity benefits from the transfer. If so, the transfer should be accounted for as share-based compensation to the employee and a capital contribution received from the transferring party. In broadening that requirement, the Board noted its belief that such a transfer is most likely to be made by a major shareholder or another holder of a significant economic interest in an entity.”

[1]

While this guidance was superseded, the Company believes it is generally consistent with the concept described in ASC 718 and is helpful in evaluating transactions between employees and economic interest holders in the employer.

Securities and Exchange Commission

August 10, 2021

The substantial majority of shares purchased in the tender offer were purchased by investors who are economic interest holders of the Company given their pre-existing investments and investments held subsequent to the tender offer, and the Company does benefit from the shareholders’ compensation to the employees. In addition, ASC 718 requires the recognition of compensation expense unless the share-based payment transactions between economic interest holders and employees are “clearly” for a purpose other than compensation for services to the Company. The Company notes that for the tender offer transaction, none of the examples in the AICPA Interpretation is applicable. Rather, factors existed that indicated that the transaction had a compensatory element, including the fact that the tender offer was a discrete transaction with then-current or former employees of the Company, including key executives and members of management. Additionally, as noted above, there were no direct negotiations between the buyers and sellers regarding the price for the tender offer and the price was set at the recently completed Extension Series F Preferred financing price.

After considering these factors, the Company’s Board of Directors, along with its independent third-party valuation firm, determined that it was not able to definitively conclude whether the transaction was orderly or not orderly, as there were indicators of both. Additionally, when assessing the guidance in ASC 718, the Company was not able to conclude that the transaction between the economic interest holders (investors) and employees was “clearly” for a purpose other than compensation for services to the Company. Therefore, when evaluating the extent of the valuation indicators and share-based compensation guidance, the Company determined that a meaningful weight of 33.3% should be given to the tender offer in the August 2020 409A common stock valuation; however, other model-based measures of fair value should also be considered with meaningful weight. Accordingly, any resulting difference between the fair value of the common stock and the price paid to employees and former employees in the transaction should be recorded as share-based compensation expense in the Company’s consolidated financial statements.

*****

Securities and Exchange Commission

August 10, 2021

Please direct any questions regarding the Company’s responses or Amendment No. 4 to me at (650) 565-3765 or aspinner@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

cc:	Sanjit Biswas, Samsara Inc. Dominic Phillips, Samsara Inc. Adam Eltoukhy, Samsara Inc. Mai Li, Samsara Inc.

Steven Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.

Sarah K. Solum, Freshfields Bruckhaus Deringer US LLP Pamela L. Marcogliese, Freshfields Bruckhaus Deringer US LLP